FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of May 2012
Commission File Number: 001-32294

TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ x ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ x ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [ x ]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated May 2, 2012 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:May 2, 2012

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Fiat and Tata to re-align their Indian joint-venture

Mumbai, May 2, 2012:Fiat and Tata have agreed that, in order to further develop the Fiat brand in India, management control of Fiat's commercial and distribution activities will be handed over to a separate Fiat Group owned company. Currently Tata Motors has been managing the distribution responsibility of the Fiat branded products in India through joint Tata-Fiat dealerships. As part of the growth plans and in order to provide greater focus on the Fiat brand, Tata Motors will hand over the distribution and service responsibility for Fiat cars in India to a Fiat Group owned company being formed for this purpose. Announced in 2006, the Fiat-Tata joint venture also encompasses manufacturing activities located in Ranjangaon in the State of Maharashtra, India. The manufacturing plant uses state-of-the-art technology to produce Fiat and Tata cars in addition to engines and transmissions for both the Indian and export market and recently announced a contract to supply its Small Diesel Engine to Maruti Suzuki. In its five years of operation, the industrial JV has produced some 190,000 cars and 337,000 powertrains. It will continue with these manufacturing activities as they are outside of the new distribution agreement and will supply cars and powertrains to Fiat and Tata. Development of the new Fiat dealer network for India will start progressively and the 178 existing Fiat-franchised Tata dealers in 129 cities will be encouraged to form the foundation of the future network. Fiat will establish a new, separate, company which will assume responsibility for all commercial and service related activities from the current Tata-dedicated team assigned to manage the Fiat brand. Both, Fiat and Tata will endeavor to ensure a smooth transition of sales and service support to customers and the dealer network.

About Fiat Group Automobiles

Fiat built its first car in 1899. Approximately 90 million cars and light commercial vehicles have been produced since that date. Many of its models have marked important milestones in motoring history. The Sector, which changed its name into Fiat Group Automobiles on February 1, 2007, produces and sells vehicles under the Fiat, Alfa Romeo, Lancia and Abarth brands and light commercial vehicles under the Fiat Professional brand. Each brand has a specific identity with defined, recognized characteristics, and applies distinct commercial and market policies. Fiat is known for its creativity, versatility and practicality. Lancia features an elite and exclusive line of models. Alfa Romeo combines sportiness, technology and elegance in a unique design. Abarth is the answer to the quest for sporty versions and Fiat Professional's light commercial vehicles are a reference point for easier, more productive and gratifying working experiences. Fiat Group Automobiles comprises five companies: Fiat Automobiles, Alfa Romeo Automobiles, Lancia Automobiles, Abarth & C and Fiat Light Commercial Vehicles. All these companies are 100% owned by Fiat Group Automobiles S.p.A.

About Tata Motors.

Tata Motors is India's largest automobile company, with consolidated revenues of Rs. 1,23,133 crores ($ 27 billion) in 2010-11. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, Spain and South Africa. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also distributes Fiat cars in India, and has an industrial joint venture with Fiat in India. With over 6.5 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top three in passenger vehicles. It is also the world's fourth largest truck and bus manufacturer. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia and South America. (www.tatamotors.com)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.